Exhibit 4.28

FIRST AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This First Amendment to Employment Agreement (this “Amendment”) is entered into on January 11, 2022 (the “Effective Date”) by and between BeyondSpring Pharmaceuticals, Inc. (“Company”) and Elizabeth Czerepak (“Employee”) (collectively, the “Parties”).

WHEREAS, Employee and the Company entered into an employment agreement on September 11, 2020, in which Employee agreed to serve as an employee of the Company, and

WHEREAS, Employee and the Company desire to amend the Employment Agreement to revise certain terms.

NOW, intending to be legally bound, the Parties agree as follows:

1.           Section 2(b). Section 2(b) is hereby amended and restated in its entirely as follows:

(b) Should Employee choose to resign voluntarily from the Company at any point in time, Employee agrees to give the Company a minimum of three (3) months’ written notice prior to Employee’s resignation date.

2.           Continuation of Employment Agreement. Except as otherwise expressly provided herein, all of the terms and provisions of the Employment Agreement shall remain in full force and effect.

3.           Complete Agreement. This Amendment contains the entire agreement between the Parties hereto with respect to the matters contained herein and supersedes and replaces any prior agreements between the Parties with respect to the matters set forth here.

4.           Counterparts. This Amendment may be executed in any number of counterparts and any such counterparts may be transmitted by electronic transmission, and each of such counterparts, whether an original or an electronic or ".pdf" of an original, shall be deemed to be an original and all of such counterparts together shall constitute a single instrument.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

/s/ Elizabeth Czerepak

Elizabeth Czerepak

/s/ Lan Huang

Dr. Lan Huang, CEO

BeyondSpring Pharmaceuticals, Inc.